China Finance Online’s 2006 Annual General Meeting as a publicly traded company was held in
Beijing at 10:00 am (Beijing time) on August 30, 2006

Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China

At this annual general meeting of shareholders, five proposals have been submitted.

The Results of this Meeting are as follows:

Mr. Kheng Nam Lee and Mr. Fansheng Guo were re-elected as directors for the ensuing two years and until their successors are elected and duly qualified;

Our shareholders approved the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for a term ending on the date of our next annual general meeting to be held in 2007 and authorized the board of directors to determine their remuneration;

Our shareholders approved the audited consolidated financial statements for the fiscal year ending December 31, 2005 together with the Reports of the Directors and the Auditors;

Our shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders;

Our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan by 5,000,000 ordinary shares to 15,688,488 ordinary shares.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its websites, www.jrj.com and www.stockstar.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database mainly to domestic securities and investment firms.

For further information please contact:

Jing Wu
Investor Relations Manager
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com